

October 19, 2011

Via Email
Rafael Robles Miaja
Bufete Robles Miaja
Bosque de Alisos 47 A-PB A2-01
Colonia Bosques de las Lomas
Mexico, D.F. 05120

> **Re: Teléfonos de México, S.A.B. de C.V.**
> **Schedule 14D-9s**
> **Filed on August 10, 2011, September 15, 2011 and October 11, 2011 (two)**
> **File No. 5-60737**

Dear Mr. Robles Miaja:

We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

General

1. You filed a number of documents, all of them "tagged" as Schedule 14D-9s on our EDGAR system. The documents filed before the commencement of the offer for Telmex on October 11, 2011 were pre-commencement communications and therefore should have been tagged as Schedule 14D-9Cs. Only one of the documents filed on October 11, 2011 (the one that contains all of the disclosure required by each item of that Schedule) should be tagged as a Schedule 14D-9. All subsequently-filed offer materials should be tagged as amendments. Please refile these documents using the correct EDGAR tags. If you wish to have the dates on the new filings adjusted, submit a letter (via EDGAR

correspondence) on your letterhead or that of Telmex requesting adjustment. After you submit the letter, notify us via email at cfitedgar@sec.gov and the appropriate staff will review and consider your request for a date adjustment.

Schedule 14D-9 filed October 11, 2011

Item 4. The Solicitation or Recommendation

2.   Article Twelve of Telmex's bylaws requires that any person or entity wishing to make an offer for 10% or more of Telmex's shares must first obtain the authorization of its Board of Directors. On August 8, 2011, the Telmex Board met and authorized America Movil to make the current Offer. Telmex is also taking the position that the Offer price is fair to its shareholders from a financial point of view. Under these circumstances in which it is enabling and facilitating the Offer by America Movil, it appears that Telmex is engaged in this going private transaction and must file and provide all of the disclosure required by Schedule 13E-3. Note that each filer must independently satisfy all of the filing, disclosure and dissemination requirements of Schedule 13E-3 and Rule 13e-3. In this regard, tell us in your response letter how you intend to disseminate the disclosure required by Schedule 13E-3 as to Telmex.

3.   See our last comment above. Only persons or entities that are both bidders in a tender offer and filers in a going private transaction may jointly file a Schedule TO-T/13E-3. Therefore, it would appear that a joint filing is not appropriate in this case and Telmex should file its own Schedule 13E-3. However, your Schedule may incorporate by reference to a disclosure document filed by another filer. Please contact me at the number listed below if you have any questions.

4.   Since the Board of Directors of Telmex authorized this Offer and takes the position that the Offer price is fair, explain why Telmex is purportedly not making a recommendation to its shareholders with respect to the Offer. See Rule 14e-2(a). In every tender offer, each target security holder will be faced with a decision whether participating in the offer is consistent with that shareholder's own particular investment goals. Therefore, it is not clear why this fact supports the Board's unwillingness or inability to take a position with respect to this Offer once it has deemed the Offer price to be fair.

5.   On page 5, you state that in addition to the Morgan Stanley fairness opinion, the Telmex Board also took into account the "views of its Corporate Practices Committee." Describe these views and how the Board considered and analyzed them in arriving at its determination that the Offer price is supported from financial point of view.

6.   See the last comment above. Describe the "other factors" the Board considered that are referenced in the same sentence.

7. Explain how Telmex considered the fact that America Movil will not conduct a "squeeze out" of Telmex shareholders who elect not to participate in the Offer in assessing its fairness.

Item 8. Additional Information – Opinion of Morgan Stanley

8. Explain why Morgan Stanley assumed that the Telmex Series A, L and AA Shares are of equivalent value in assessing the fairness of the Offer consideration. Who directed Morgan Stanley to make this assumption and why? Given the very different rights of the Series AA Shares and the fact that those shares are not included in the US Offer, why is this appropriate? How did this assumption affect the valuation?

9. You state that Morgan Stanley used "certain publicly available research analysts' financial forecasts" in its fairness analysis. However, those financial forecasts were "adjusted and extrapolated per the guidance of the management of the Company." Therefore, the projections and financial forecasts used by Morgan Stanley are not identical to those that are publicly available and must be summarized in the amended offer materials provided to shareholders. Your revised disclosure should also describe the material assumptions upon which the adjusted projections are based, along with any limitations on those projections.

10. See the last comment above. In your response letter, tell us whether these adjusted projections were shared with America Movil.

11. Item 1015 of Regulation M-A requires you to describe the procedures followed, findings and recommendations and bases for and methods of arriving at such findings and recommendations. A "brief summary" of your analysis will not satisfy this disclosure obligation (see page 8). Please revise to provide more detail.

12. Refer to page 13. If Morgan Stanley placed more weight on certain analyses and factors than others in performing its fairness analysis, please specifically describe and explain why as to each factor or analysis.

Exhibit (a)(iv) – Morgan Stanley fairness opinion

13. Refer to the second to last paragraph of the letter from Morgan Stanley filed as Exhibit (a)(iv) to the Schedule 14D-9. The text there states that the opinion may not be publicly filed, referred to or disclosed to any third party for any purpose except in any filing with the SEC or the Mexican authorities "if such inclusion is required by applicable law." Revise to avoid doubts or confusion as to whether Morgan Stanley is consenting to the use of the opinion in this particular case, i.e. as an exhibit to the Schedule 14D-9 or the Schedule 13E-3 we have requested Telmex to file in response to comments above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions